

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Avalon Holdings Corporation
Bryan P. Saksa
Chief Financial Officer
One American Way
Warren, Ohio 44484-5555

> **Re: Avalon Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 1-14105**

Dear Mr. Saksa:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction